

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

Via E-mail
Tai-Ming Ou
Chief Executive Officer
China Clean Energy Inc.
Jiangyin Industrial Zone, Jiangyin Town
Fuqing City, Fujian Province
People's Republic of China

>   **RE: China Clean Energy Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **File No 0-53773**

Dear Mr. Ou:

We issued comments to you on the above captioned filing on June 12, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 20, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3768 if you have questions.

>   Sincerely,
>
>   /s/ John Cash
>
>   John Cash
>   Accounting Branch Chief